3SBio Announces Changes to its Board of Directors

SHENYANG, PRC - March 10, 2010 - 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced changes to its board of directors (the "Board"). Ms. Liping Xu, Executive Director and Vice President, will retire from the Board and her position as a company officer for health reasons, effective March 10, 2010. Ms. Xu was one of the founders of the company and has been a director of 3SBio and its predecessor company, Shenyang Sunshine, since 1993. Concurrently, effective March 10, 2010, Mr. Peiguo Cong will join the Board and serve as an independent, non-executive director.

Mr. Dan Lou, Chairman of the Board, said, "On behalf of the Board, I would like to thank Ms. Xu for her significant contributions as a founder, director and key executive of the company. We wish her well with her future endeavors." He continued, "We are also pleased to welcome Mr. Cong to the Board as an independent, non-executive director and look forward to his advice and counsel."

Mr. Peiguo Cong has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member of the Financial Securities Committee of China National Lawyers Association, member of the All China Federation of Industry and Commerce, director of the Chinese Society of Mergers and Acquisitions, independent committee member of the Credit Committee of National Development Bank, and part-time professor at Peking University. In addition, Mr. Cong serves as an independent director of China Southern Fund Management Company and Tianjin Lishen Battery Joint-Stock Co., Ltd. Mr. Cong obtained his bachelor's degree in law and master's degree in economic law from Peking University.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the ability of the company to avoid disruption to its business caused by changes to the Board and management; the ability of the company to recruit and retain suitable members of the Board and management; and other risks outlined in 3SBio's filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@ 3sbio. com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@ 3sbio. com